UNIVISION COMMUNICATIONS INC.
1999 Avenue of the Stars, Suite 3050
Los Angeles, California 90067

October 1, 2003

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Univision Communications Inc. Request to Withdrawal Registration Statement on Form S-3 SEC File Number 333-57712

Ladies and Gentlemen:

        Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Univision Communications Inc. (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form S-3 (File No. 333-57712) originally filed with the Commission on March 27, 2001, together with all exhibits thereto (collectively, the "Registration Statement"). The Registrant does not intend to conduct the offering of securities contemplated in the Registration Statement. The Registrant requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

        The Registrant confirms that no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account to be offset against the filing fee for any future registration statement or registration statements.

        The Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement. Please fax a copy of the order to the Registrant at (310) 556-1526, Attention: C. Douglas Kranwinkle, and to the Registrant's counsel, Allison M. Keller, Esq. of O'Melveny & Myers LLP, at (310) 246-6779. If you have any questions regarding this application for withdrawal, please contact Ms. Keller at (310) 246-6824.

Very truly yours,
UNIVISION COMMUNICATIONS INC.
By:	/s/ C. DOUGLAS KRANWINKLE Name: C. Douglas Kranwinkle Its: Executive Vice President and General Counsel

cc:    Allison M. Keller, Esq., O'Melveny & Myers LLP